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                                                            EXHIBIT 4.(a)(xxvii)



Madge Networks N.V.
Keizersgracht 62-64, 1015 CS Amsterdam, The Netherlands
Tel: +44 1753 661000    Fax: +44 1753 661011     www.madge.com



Robert Madge
C/o Mido Trust & Management
Kaya Douwe Zalm 1-L
Penstraat # 105, Curacao
The Netherlands Antilles


April 29, 2002


Dear Robert

YOUR APPOINTMENT TO THE BOARD OF RED-M (COMMUNICATIONS) LIMITED ("RED-M")

We confirm that with effect from January 17, 2002 that we would like you to be appointed as one of the two Madge Nominated Directors on the board of Red-M, as per the Articles of Association that we entered into with Apax, Amadeus and Intel on September 10, 2001 (clause 23.3).

Your appointment, if you accept, will be on the following terms: -

     1. You will receive (pound)15,000 per annum, payable quarterly in arrears for your services as a director of Red-M;

     2. Subject to 3 below, provided you remain as a director of Red-M until at least January 16, 2004 or if the applicable Value Events occur before this date, you will also be entitled to receive the sum of the following payments in the event of one or more Value Events within 6 years from the date of this letter: -

          (i) US$ zero in the event that Madge receives value of less than US$20 million from Value Events.

          (ii) A bonus payment of US$150,000 in the event that Madge receives value of US$20 million from Value Events.

          (iii) A commission of 0.85% of the value between US$20 million and US$85 million received by Madge from Value Events.

          (iv) A bonus payment of US$100,000 in the event that Madge receives value of more than US$85 million from Value Events.

     "Value Events" means when Madge Networks N.V., via one transaction or cumulatively from a number of transactions, receives "value" for its shares in Red-M. "Value" means cash, shares that are readily convertible into cash (including the case of Red-M achieving a public stock market listing), or other compensation to which value can clearly be attributed. If Madge receives shares in exchange for its shares in Red-M that are not publicly traded or are subject to a lock-up period or other trading restrictions, or other compensation which is not readily convertible into cash, this will be considered a Value Event but will not mean that Madge has to make the corresponding payments under 2 above until such stock or other compensation becomes liquid. However, subject to 8 below, you may request to receive shares in Red-M or its successor company in lieu of cash, to the same value at the time of the Value Event as the payments otherwise due to you, but Madge is not obliged to agree to this request if it considers that the ancillary cost is too high or if there is a conflict in doing so with


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     any other responsibilities of Madge. At the point the stock or compensation is liquid, and if you have not opted to take stock in lieu of cash, any payments due as per (ii) and (iii) above will be paid.

     3. If a Value Event happens after April 29, 2008 you will not be entitled to any such payment as set out above, nor will you be if Madge Networks or the Red-M Board dismisses you for misconduct as director of Red-M.

     4. You will perform this role diligently on behalf of Madge Networks N.V. as one of our two Nominated Directors;

     5. We have the right to require that you step down from this role upon three months notice at any time, or you may not be able to continue as a Nominated Director for reasons beyond the control of yourself or ourselves (such as Madge losing its right to Nominated Directors, or a change to Red-M's legal status or Articles of Association). Even if this situation were to occur prior to January 16, 2004, you will still be entitled to the sums in 2 above, unless you are asked to step down for reasons of misconduct;

     6. If and when you are no longer a Supervisory Board member of Madge Networks N.V. you will resign from this position; and

     7. The Indemnification Agreement that you had with Madge Networks NV, whilst an employee will extend to the acts you perform in this capacity.

     8. No payments will be made to you, nor transfers of shares or of beneficial interest, if these are incompatible with the Red-M Articles of Association or Shareholders Agreement, dated September 10, 2001, of if payments or transfers would trigger any special conditions to be applied to Madge in accordance with these Articles or Shareholders Agreement. In such a case, any payments or transfers to you will be delayed until such conditions no longer apply.

     9. For your information, the company will apply accounting and tax recognition policy on the basis that the period during which you earn the payments under 2 above is January 17, 2002 up to January 16, 2004.


If you agree to these terms please sign and return the enclosed copy of this letter.

Yours sincerely


MARTIN MALINA
CEO
Madge Networks N.V.




I, Robert Madge hereby confirm that I accept my appointment to the board of Red-M on the terms detailed above:-




-------------------------
Robert Madge
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